FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

1.	Press Release: MIND CTI Reports Cash Flow from Operating Activities of $2 Million in Q4 2009, dated March 15, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 15, 2010	By Order of the Board of Directors, /s/ Monica Eisinger Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number                                           Description of Exhibit

1.	Press Release: MIND CTIReports Cash Flow from Operating Activities of $2 Million in Q4 2009

Exhibit 1

MIND CTI Reports Cash Flow from Operating Activities of $2 Million in Q4 2009
($6.3 Million in Financial Year 2009)
* Net Income of $1.1 Million in Q4 2009
* Board Declares Cash Dividend

Yoqneam, Israel, March 15, 2010— MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the fourth quarter and year ended December 31, 2009.

Financial Highlights of Q4 2009

•	Revenues of $5.0 million, compared with $4.6 million in the fourth quarter of 2008.
•	Non-GAAP operating income was $1.4 million, or 28% of revenue, excluding amortization of intangible assets of $87 thousand and equity-based compensation expense of $36 thousand.
•	GAAP operating income was $1.2 million.
•	GAAP net income of $1.1 million or $0.06 per share, compared with GAAP net loss of $3.2 million or $0.15 per share in the fourth quarter of 2008.

Year 2009 Operating Highlights
•	Revenues of $17.6 million, compared with $19.5 million in 2008.
•	Non-GAAP operating income was $2.7 million, or 15% of revenue, excluding amortization of intangible assets of $338 thousand and equity-based compensation expense of $143 thousand.
•	GAAP operating income was $2.2 million, compared with operating loss of $2.3 million in 2008.
•
GAAP net income of $19.8 million or $1.04 per share, including a one time financial income from a cash settlement in the amount of $18.5 million, compared with GAAP net loss of $6.4 million or $0.30 per share in 2008 including impairment of ARS in the amount of $4.2 million.

•	Cash flow from operating activities was $6.3 million.
•
Cash position as of December 31, 2009 of $18.2 million after a special dividend distribution of $0.80 per share in the amount of $14.8 million and a $1.2 million expenditure for the buyback of 1.1 million shares.

•	The number of outstanding shares after completion of the buy-back plan is 18,428,918.
•	Backlog as of December 31, 2009 includes approximately $12.0 million that is expected to be billed by year-end.

Monica Eisinger, Chairperson and CEO, commented: "We believe that the revenue decrease encountered in 2009 was mainly due to lowered spending in the global telecom markets starting the end of 2007, the impact on MIND being a lack of significant new wins and follow-on orders in 2008. We are pleased that in 2009 we were more successful in closing deals that will generate future revenue. Of course, we are also pleased with our outstanding execution on cash flow and hope to re-achieve in the near future the 20% non GAAP operating margin that has been our ongoing target in the past and has become our goal again as the economy is expected to improve.”

Revenue Distribution for Q4 2009
Sales in the Americas represented 53.5% and sales in Europe represented 37.5% of total revenue.
Revenue from our customer care and billing software totaled $4.43 million, while revenue from our enterprise call accounting software was $539 thousand. Revenue from licenses was $2.0 million, or 39.7% and $3.0 million, or 60.3% from maintenance and additional services.

Revenue Distribution for Full Year 2009
Sales in the Americas represented 43.9% and sales in Europe represented 47.3% of total revenue.
Revenue from our customer care and billing software totaled $15.1 million, while revenue from our enterprise call accounting software was $2.5 million. Revenue from licenses was $6.2 million, or 34.9% and $11.4 million, or 65.1% from maintenance and additional services, in line with our expectations.

Customer Wins
In 2009 we won and announced four new customers and two major upgrades.

•	a follow-on order with an existing US regional mobile operator, for our first implementation of prepaid IN.

•	a regional mobile operator in the US that offers postpaid and prepaid wireless, Internet, long distance and paging services.

•	a new operator in Africa, launching a WiMAX network.

•
a follow-on order with an existing Caribbean customer, for a complete end-to-end convergent prepaid and postpaid billing including among many modules the MIND Point of Sale, inventory management, and interconnect.. The agreement is for four years and includes migration from existing solutions, license, implementation services and maintenance support.

•
a leading international communications provider offering mobile, broadband, domestic and international fixed line services, for their operation in one country in Central America. MIND will provide mediation, rating and billing for prepaid calling cards. The MINDBill solution will handle millions of prepaid calling cards supporting multiple services through its built-in balance manager.

•	a new NextGen operator that plans to start offering voice and IP services in Eastern Europe.

Dividend Distribution
As previously announced, on December 30, 2009 the Board of Directors resolved that the Company should seek the court approval formally required in order to enable a distribution of a cash dividend in the amount of $0.20 per share, similar to previous years. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution. Following the receipt of approval from the District Court of Haifa, on March 14, 2010 the Board declared a cash dividend of $0.20 per share before withholding tax.

The record date for the dividend will be March 25, 2010 and the payment date will be April 12, 2010. Tax will be withheld at a rate of 20%.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
	U.S. $ in thousands
	(except per share data)

Revenues	$4,969	$4,638	$17,574	$19,473
Cost of revenues	1,527	1,507	6,413	6,126
Gross profit	3,442	3,131	11,161	13,347

Research and development expenses	1,022	1,331	4,448	6,163
Selling and marketing expenses	586	698	2,220	3,320
General and administrative expenses	588	594	2,324	2,475
Impairment of goodwill	-	2,151	-	3,498
Impairment of intangible asset	-	-	-	185
Operating income (loss)	1,246	(1,643)	2,169	(2,294)

Financial income (expenses):
Auction rate securities settlement	-	-	18,500	-
Impairment of auction rate securities	(42)	(1,307)	(941)	(4,172)
Other financial income (expenses) - net	1	(17)	256	568
Income (loss) before taxes on income	1,205	(2,967)	19,984	(5,898)

Taxes on income	60	233	197	525

Net Income (loss)	$1,145	$(3,200)	$19,787	$(6,423)

Earning (loss) per ordinary share:
Basic and Diluted	$0.06	$(0.15)	$1.04	$(0.30)

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,601	21,115	19,012	21,473

Diluted	18,601	21,115	19,012	21,473

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2 0 0 9	2 0 0 8
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$15,995	$9,722
Short term bank deposits	2,183	-
Accounts receivable:
Trade	1,246	3,462
Other	201	275
Prepaid expenses	91	36
Deferred cost of revenues	141	124
Other current assets	34	80
Total current assets	19,891	13,699

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance pay fund	1,208	657
Long-term investment	-	941
Deferred cost of revenues	125	467
Deferred income tax	-	69
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	1,043	1,287
INTANGIBLE ASSETS, net of accumulated amortization	655	917
GOODWILL	6,029	5,965
Total assets	$28,951	$24,002

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$450	$466
Other	1,581	1,720
Deferred revenues	2,545	1,845
Total current liabilities	4,576	4,031
LONG TERM LIABILITIES :
Deferred revenues	216	239
Employee rights upon retirement	1,472	1,298
Total liabilities	6,264	5,568

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	39,105	53,742
Differences from translation of foreign currency financial statements of a subsidiary	(1,052)	(1,324)
Treasury shares	(2,800)	(1,631)
Accumulated deficit	(12,620)	(32,407)
Total shareholders’ equity	22,687	18,434
Total liabilities and shareholders’ equity	$28,951	$24,002

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
	U.S. $ in thousands
Cash flows from operating activities:
Net Income (loss)	$1,145	$(3,200)	$19,787	$(6,423)

Adjustments to reconcile net income to net cash provided by operating activities:
Auction rate securities settlement			(18,500)
Depreciation and amortization	188	213	778	1,088
Impairment of auction rate securities	42	1,307	941	4,172
Impairment of goodwill		2,151		3,498
Impairment of intangible asset		-		185
Deferred income taxes, net	48	218	113	248
Accrued severance pay	(5)	79	39	190
Capital loss (gain) on sale of equipment - net	2	(7)	(10)	(40)
Employees share-based compensation expenses	36	47	143	181

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,365	(286)	2,265	960
Other	23	250	(51)	128

Decrease (increase) in prepaid expenses and work in process	(55)	102	270	(463)
Decrease in inventories	2	8	2	8

Increase in accounts payable and accruals:
Trade	(96)	(45)	(19)	(262)
Other	(96)	(376)	(169)	(553)

Increase (decrease) in deferred revenues	(578)	390	677	1,195
Net cash provided by operating activities	2,021	851	6,266	4,112

Cash flows from investing activities:
Proceeds from cash settlement			18,500
Purchase of property and equipment	(128)	(7)	(367)	(436)
Severance pay funds	(38)	(146)	(416)	(213)
Investment in short term bank deposits	2,024		(2,183)
Proceeds from sale of property and equipment	71	39	194	207
Net cash provided by (used in) investing activities	1,929	(114)	15,728	(442)

Cash flows from financing activities:
Cost of acquisition of treasury shares	(472)	(1,631)	(1,169)	(1,631)
Dividend paid	(14,780)	-	(14,780)	(4,319)
Net cash used in financing activities	(15,252)	(1,631)	(15,949)	(5,950)

Translation adjustments on cash
and Cash equivalents	28	(282)	228	(388)
Increase (decrease) in cash and cash equivalents	(11,274)	(1,176)	6,273	(2,668)

Balance of cash and cash equivalents at beginning of period	27,269	10,898	9,722	12,390
Balance of cash and cash equivalents at end of period	$15,995	$9,722	$15,995	$9,722

* Certain comparative figures have been reclassified to conform to the current year presentation.